[Letterhead of Clifford Chance US LLP]

October 16, 2006

Ms. Elaine Wolff

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Re:	CB Richard Ellis Realty Trust

Amendment No. 5 to Form S-11

Filed on September 13, 2006

File No. 333-127405

Dear Ms. Wolff:

As counsel to CB Richard Ellis Realty Trust, a Maryland real estate investment trust (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 6 (“Amendment No. 6”) to the Company’s Registration Statement on Form S-11 (File No. 333-127405) (the “Registration Statement”), together with exhibits, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Mr. Jack A. Cuneo of the Company, dated September 21, 2006 (the “September 21 Letter”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the September 21 Letter, and is followed by the corresponding response of the Company. All page references in responses are to pages of the blacklined version of Amendment No. 6.

We have provided to each of you, Thomas Flinn, Cicely Luckey and David Roberts, a courtesy copy of this letter and two courtesy copies of Amendment No. 6 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the Registration Statement filed with the Commission on September 13, 2006. We have also provided to each of you and David Roberts one copy of the Company’s revised marketing materials. These changes have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Partnership Interests in Our Operating Partnership, page 87

1.	We note your response to comment 7. Please revise this section to note whether the limited partnership units have the same voting interest as the common shares.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 87 of the prospectus.

Ms. Elaine Wolff

October 16, 2006

2.	In the third paragraph you state that the “class B limited partnership interest entitles its holders to distributions made by CBRE OP in an amount equal to 15% of all net proceeds of any disposition of properties to be distributed to the partners after subtracting (i) the costs of such disposition, (ii) the amount of equity capital invested in such property which has not been reinvested or returned to the partners, and (iii) an amount equal to a 7% annual, uncompounded return on such invested capital.” On page F-16 you state that the “the Class B interest will entitle REIT Holdings to distributions made by CBRE OP in an amount equal to (i) 20% of the distributions of earnings to the partners in excess of distributed earnings of 6% per annum of the aggregate purchase price paid for all outstanding common partnership units in CBRE OP; and (ii) 20% of all net proceeds of any disposition of properties to be distributed to the partners after subtracting (x) the costs of such disposition, (y) the amount of equity capital invested in such property which has not been reinvested or returned to the partners, and (z) an amount equal to a 10% annual, uncompounded rate of return on such invested capital.” Please reconcile these disclosures.

RESPONSE:

In response to the Staff’s comment, the Company supplementally advises the Staff that, prior to the commencement of the offering, it will enter into an amended and restated agreement of limited partnership of CBRE OP in order to, among other things, modify the class B limited partnership interest to reflect how distributions are currently disclosed on page 87 of the prospectus. The Company has also expanded the disclosure on page F-27 of the prospectus.

3.	Please revise to note if and when the class A and B shares may be converted into common shares.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 87 of the prospectus.

Redemption, page 101

4.	In Amendment No. 4 to the Form S-11, you stated that if “the advisory agreement is terminated without cause, CBRE OP will redeem the class B limited partnership interest for cash in an amount equal to the fair value of such interest.” In this amendment you revised your disclosure to note that if “the advisory agreement is terminated without cause, CBRE OP will redeem the class B limited partnership interest for a newly created class of partnership interest, which we refer to as the advisor redemption interest, which shall initially have a capital account equal to the fair value of the class B limited partnership interest as of such date. One or more appraisers will determine the fair value of the class B limited partnership interest as of the termination date of the advisory agreement. The advisor redemption interest will entitle the Investment Advisor to receive 15% of the net proceeds from a capital transaction.” Please revise to note the reason for the change in the disclosure.

RESPONSE:

In response to the Staff’s comment and as discussed with the Staff, the Company supplementally advises the Staff that the Company has modified this term as a result of both internal discussions and conversations it has had with certain state examiners throughout the registration process.

Ms. Elaine Wolff

October 16, 2006

Part II

Item 33. Recent Sales of Unregistered Securities

5.	Please revise this section to disclose your exchange of the class C limited partnership interest in CBRE OP held by REIT Holdings for the 216,424 limited partnership units in CBRE OP, the date of the exchange and the exemption relied upon in conducting the exchange.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page II-1 of Part II as requested.

6.	In the third paragraph of this section, you state that on July 1, 2004, CBRE OP issued one class B limited partnership interest and one class C limited partnership interest in CBRE OP to CBRE REIT Holdings LLC as part of the consideration for the Investment Advisor entering into the advisory agreement with you and for services provided to you in connection with your formation and ongoing advisory services, such as selecting the placement agent relating to your initial private placement, sourcing members to serve on your executive management team and seeking initial investments for your portfolio. The Subscription Agreement you provided us regarding this issuance states the class A, B, and C units and interests were issued in exchange for $242,500. Please reconcile these disclosures.

RESPONSE:

In response to the Staff’s comment and as discussed with the Staff, the Company supplementally advises the Staff that the consideration paid in July 2004 by CBRE REIT Holdings LLC (“REIT Holdings”) to CBRE OP for the class A units (the “limited partnership units”) and the class B and class C limited partnership interests (the “partnership interests”) is accurately disclosed in the Registration Statement. The subscription agreement reflects CBRE REIT Holdings LLC’s subscription for the limited partnership units and the partnership interests. As disclosed, REIT Holdings purchased the limited partnership units for $242,500, which is the amount noted in the subscription agreement and which reflects a per unit price (after volume discounts) that corresponds to the per share price for common shares offered to investors in connection with the Company’s July 2004 private offering. The partnership agreement of CBRE OP provides that CBRE OP issued the partnership interests to REIT Holdings in exchange for services performed or to be performed for the Company and CBRE OP, which is consistent with the current disclosure in the Registration Statement.

Sales Literature

7.	We note that a full 6 pages of your sales literature focuses on the sponsor or the sponsor’s parent. In light of your disclosure that investors need to rely exclusively upon the REIT’s investment advisor which has limited experience, in light of the conflicts that exist with executive officers, and in light of the absence of an agreement with your sponsor to provide any services or resources, please revise to delete this lengthy emphasis, including the amount of assets under management, and to clearly and briefly discuss the extent of your relationship.

Ms. Elaine Wolff

October 16, 2006

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 8-10 of the marketing materials.

8.	We note your statement on page 5 that the REIT, “through its investment advisor, has the experience,...” Please revise to reconcile this disclosure with your risk factor regarding the limited operating experience of your advisor.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 11 of the marketing materials.

9.	Please revise to highlight that to date you have acquired seven properties and that you have not identified any properties in which to invest the proceeds of this offering.

RESPONSE:

In response to the Staff’s comment, the Company has added the requested disclosure on the page of the marketing materials that includes the risk factors relating to an investment in the Company.

10.	On page 16, you state that one of your offering highlights is that you have “[d]efined exit strategies with liquidity features.” Please revise to describe, in a footnote or otherwise, the liquidity features.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the marketing materials.

Ms. Elaine Wolff

October 16, 2006

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-878-8209 or Jason D. Myers at 212-878-8324.

Very truly yours,

By:	/s/ Robert E. King, Jr.
Robert E. King, Jr.

cc:	Mr. Thomas Flinn
Ms. Cicely Luckey
Mr. David Roberts
Mr. Jack A. Cuneo
Mr. Jason D. Myers